YELLOWSTONE ACQUISITION COMPANY

1411 Harney Street, Suite 200

Omaha, Nebraska  68102

October 19, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn: Karina Dorin and Timothy S. Levenberg

Re:   Yellowstone Acquisition Company
Registration Statement on Form S-1
File No. 333-249035

Dear Ms. Dorin and Mr. Levenberg:

Yellowstone Acquisition Company (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:00 P.M., Washington, D.C. time, on October 21, 2020 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Very truly yours,

YELLOWSTONE ACQUISITION COMPANY

By:	/s/ Alex B. Rozek
Alex B. Rozek
Co-Chief Executive Officer

c:	Neil H. Aronson, Esquire, Gennari Aronson, LLP